ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/ 407 /2007

[redacted]

Finance Dept.

Tel.0-2537-4512, 0-2537-4611

07028625

December 4 , 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: Establishing new subsidiaries of PTTEP to carry out projects in Arab Republic of Egypt

Reference: Letter PTTEP No. 1.910/459/2006 dated December 6, 2006

Reference is made to Letter PTTEP No. 1.910/459/2006 dated December 6, 2006. PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that PTTEP established new subsidiaries to carry out projects in Arab Republic of Egypt with following details.

1. PTTEP Egypt Company Limited, established on 8 November 2007, with fully paid-up registered capital of US 50,000 dollars, consisting of 50,000 ordinary shares at US 1 dollar each, with 100% shareholding by PTTEP Holding Company Limited (a subsidiary of PTTEP).
2. PTTEP Rommana Company Limited, established on 8 November 2007, with fully paid-up registered capital of US 50,000 dollars, consisting of 50,000 ordinary shares at US 1 dollar each, with 100% shareholding by PTTEP Egypt Company Limited (a subsidiary of PTTEP).
3. PTTEP Sidi Abd El Rahman Company Limited, established on 8 November 2007, with fully paid-up registered capital of US 50,000 dollars, consisting of 50,000 ordinary shares at US 1 dollar each, with 100% shareholding by PTTEP Egypt Company Limited (a subsidiary of PTTEP).

Yours sincerely,

Maroot Mrigadat

President

END